IMPERIAL

RECEIVED
2004 NOV 17 P 3:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046241

29 October 2004

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Imperial One Int'l

Dear Anne

**RE: ADR FACILITY**

Please find enclosed a copy of the Company's Quarterly Activities and Consolidated Cash Flows Report for the period ended 30 September 2004, lodged with the Australian Stock Exchange Limited on 29 October 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

11/23

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

**Fran Stewart**

| | |
|---|---|
| **From:** | ASX.Online@asx.com.au |
| **Sent:** | Friday, 29 October 2004 4:02 PM |
| **To:** | Fran Stewart |
| **Subject:** | IMP - ASX Online e-Lodgement - Confirmation of Release |

178779.pdf (289 KB)



ASX confirms the release to the market of Doc ID: 178779 as follows:
Release Time: 29-Oct-2004  16:01:52
ASX Code: IMP
File Name: 178779.pdf
Your Announcement Title: Quarterly Report to 30 September 2004

IMPERIAL

# QUARTERLY REPORT TO 30 SEPTEMBER 2004

*TO THE AUSTRALIAN STOCK EXCHANGE LIMITED FOR THE PERIOD ENDED 30 SEPTEMBER 2004*

The following summarises the operations of Imperial One Limited for the period ended 30 September 2004.

## CORPORATE

The registered office of the Company as of 1 November 2004 will be: -

Suite 5, Level 7
3 Spring Street
Sydney NSW 2000

Telephone No. (02) 9251-7123
Facsimile No. (02) 9251 0244

## LITIGATION – RUPERT COMPANY LIMITED

In February 2001 legal proceedings were commenced in the Supreme Court of New South Wales by Rupert Company Limited alleging that the Company engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999, in relation to a proposed issue of options. The proceedings were dismissed on 28 March 2003 and costs were awarded to the Company. Rupert appealed the decision of the Supreme Court. On 30 July 2004 the Court of Appeal dismissed Rupert's appeal with costs. The Company is seeking to enforce the judgments for costs against Rupert. The costs of the Supreme Court proceedings have been assessed at $123,693.03 and awarded to the Company. The costs of the appeal have not yet been assessed, however $20,000 was lodged as security for the costs from the court of appeal. So far, Rupert has failed to pay any costs of either of the proceedings to date. Enforcement proceedings have become necessary because, although the beneficial owner of the whole of the issued share capital of Rupert resides in Australia, Rupert is a company registered in Fiji. The Company will continue to keep its shareholders and the market informed.

**BeMaX Resources NL – 6.36% (Post merger)**

## 1. CORPORATE

*Debt Funding – Pooncarie Project*

During the Quarter BeMaX moved to finalise the Pooncarie Project business case based on the assets made available through the recent merger transaction with Sojitz Corporation and Sons of Gwalia Limited in May 2004. This development strategy was notified to the ASX in a release on August 23, 2004.

A Bank Information Memorandum was prepared based on this strategy and circulated to interested banks in early September in parallel with site visits by bank staff and the bank's technical experts.

BeMaX subsequently announced through the ASX that Term Sheets had been received for the Pooncarie Project (October 12) and that the Company had accepted those Term Sheets (October 15). The Company is presently moving to formally document the financing arrangements which consists of a Construction Facility of up to A$88 million; a Cost Overrun Facility of up to A$5 million; and a Bank Guarantee Facility of up to A$15 million.

*Equity Funding – Pooncarie Project*

In addition to securing the debt funding required for the development of the Pooncarie Project, the Company also focused during the Quarter on finalising preparations for an equity raising to raise between $75 – 80 million. During September institutional roadshows were conducted.

A Prospectus and details of the fully underwritten capital raising were announced on 26 October.

## 2. BeMaX Group Production

| Production (tonne) | Quarter ended | | | |
|---|---|---|---|---|
| | Sept 04 | June 04* | Mar 04** | Ytd |
| HM Concentrate | 66,079 | 45,434 | N/A | 66,079 |
| Ilmenite | 58,238 | 66,196 | N/A | 58,238 |
| Zircon | 9,552 | 7,224 | N/A | 9,552 |
| Leucoxene*** | 1,396 | 2,192 | N/A | 1,396 |
| | | | | |

* Full quarter, including 1 month under previous owner. Includes production from MBT HMC

** Not applicable – prior to BeMaX Acquisition

*** Includes rutile

Comments:

- Ludlow Project commenced – Plant assembly in progress.
- Tutunup production continues.

### 3. Exploration & Development

Exploration continued in the Murray Basin, with the focus on regional exploration. In WA progress continued on the approval process for the Gwindinup project.

16,300 metres were drilled.

During the Quarter the Company's position with respect to Ore Resources/Reserves was reviewed and updated. On September 13 details of the position with respect to Ore Resources were announced. A subsequent announcement on October 15 confirmed the current status of Ore Reserves.

### 4. Pooncarie Project

Significant engineering and technical activity continued on the Pooncarie Project. Following release of the final development strategy, the focus has centred on new work associated with the changes made to the plan and the acquisition and location on site of key infrastructure, as well as the appointment of contractors Worley Limited to provide engineering and project management services to the Pooncarie project.

The infrastructure includes one of the industry's largest dredges, the Amanda II, which has been relocated from Western Australia. The dredge will operate at the Ginkgo mine at some 1,550 tonnes per hour with a maximum level of 1,750 tonnes per hour.

## CATCHA LIMITED (12.95%)

Catcha Limited continues on its path to build a significant media/entertainment group focusing on Asia with operations currently in Singapore and Malaysia. The group has 3 key business units: -

- Internet Media
- Event Media
- Magazine Publishing

### Internet Media

The Catch.com network has local properties in Singapore (www.catcha.com.sg) and Malaysia (www.catch.com.my). Key features include the local search engine, web-based email and other popular local content.

### Event Media

Catcha's event arm specialises in developing Outdoor and Nightlife orientated events. Catcha's key event property is Starlight Cinema (www.starlightcinema.com), the largest Outdoor Cinema Festival in Asia.

### Magazine Publishing

On the magazine side, the group continues to seek out opportunities to grow its current publishing base of 5 Magazines. The key magazines published by Catcha in Singapore and Malaysia are JUICE Magazine (the leading nightlife publication in the region), PM Magazine (the leading city living guide) and Stuff Magazine (under licence from Haymarket Publications of the UK) a quarterly fashion magazine.

Over the next year the Group will continue to look for opportunities synergistic with its existing business units and further explore ways for each business unit to become more integrated with Catcha's other units.

Yours faithfully

B W McLeod
Chairman

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial One Limited

| ABN | Quarter ended ("current quarter") |
|---|---|
| 29 002 148 361 | 30 September 2004 |

## Consolidated statement of cash flows

| | Cash flows related to operating activities | Current quarter $A | Year to date (...9.... months) $A |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | - | - |
| 1.2 | Payments for (a) exploration and evaluation | - | - |
| | (b) development | - | - |
| | (c) production | - | - |
| | (d) administration | (70,673) | (70,673) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 1,772 | 1,772 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | **Net Operating Cash Flows** | **(68,901)** | **(68,901)** |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: (a)prospects | - | - |
| | (b)equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.9 | Proceeds from sale of: (a)prospects | - | - |
| | (b)equity investments | - | - |
| | (c)other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | **Net investing cash flows** | - | - |
| 1.13 | Total operating and investing cash flows (carried forward) | (68,901) | (68,901) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (68,901) | (68,901) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | | |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other cost of equity issue | | |
| | **Net financing cash flows** | - | - |
| | **Net increase (decrease) in cash held** | (68,901) | (68,901) |
| 1.20 | Cash at beginning of quarter/year to date | 254,664 | 254,664 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | **Cash at end of quarter** | 185,763 | 185,763 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | Nil |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | Nil |

1.25 Explanation necessary for an understanding of the transactions

N/A

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

NIL

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A | Amount used $A |
|---|---|---|---|
| 3.1 | Loan facilities | Nil | Nil |
| 3.2 | Credit standby arrangements | Nil | Nil |

+ See chapter 19 for defined terms.

## Estimated cash outflows for next quarter

| | | $A |
|---|---|---|
| 4.1 | Exploration and evaluation | Nil |
| 4.2 | Development | Nil |
| | **Total** | **Nil** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A | Previous quarter $A |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 7,294 | 6,955 |
| 5.2 | Deposits at call | 178,469 | 247,709 |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | - | - |
| | **Total: cash at end of quarter** (item 1.22) | 185,763 | 254,664 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | - | - | - | - |
| 6.2 | Interests in mining tenements acquired or increased | - | - | - | - |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | Nil | Nil | | |
| 7.2 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs, redemptions | <br><br>Nil<br><br>Nil | <br><br>Nil<br><br>Nil | | |
| 7.3 | **+Ordinary securities** | 924,196,306 | 924,196,306 | | |
| 7.4 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs | <br><br>Nil<br><br>Nil | <br><br>Nil<br><br>Nil | | |
| 7.5 | **+Convertible debt securities** *(description)* | Nil | Nil | | |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | <br><br>Nil<br><br>Nil | <br><br>Nil<br><br>Nil | | |
| 7.7 | **Options** *(description and conversion factor)* | <br>14,350,000<br>15,295,000 | <br>Nil<br>Nil | *Exercise price*<br>9 cents<br>1 cent | *Expiry date*<br>6 July 2005<br>31 December 2006 |
| 7.8 | Issued during quarter | Nil | Nil | | |
| 7.9 | Exercised during quarter | Nil | Nil | | |
| 7.10 | Expired during quarter | Nil | Nil | | |
| 7.11 | **Debentures** *(totals only)* | Nil | Nil | | |
| 7.12 | **Unsecured notes** *(totals only)* | Nil | Nil | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: 29 October 2004
(Company secretary)

Print name: D L Hughes

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.